                                                                      EXHIBIT 2
                         SHAREHOLDERS OPTION AGREEMENT


                  This SHAREHOLDERS OPTION AGREEMENT (this "Agreement"), dated November 9, 1998, by and among American Express Company, a New York corporation ("Holder"), and the shareholders of Rockford Industries, Inc., a California corporation (the "Company"), listed on the signature page hereto (each a "Shareholder" and collectively the "Shareholders").

                                WITNESSETH THAT:

                  WHEREAS, concurrently herewith Holder, RXP Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Holder ("Newco"), and Company are entering into a Plan and Agreement of Merger (the "Merger Agreement") pursuant to which Holder would, subject to the terms and conditions set forth therein, acquire all of the capital stock of the Company on a fully diluted basis for consideration of approximately $11.88 per share (the "Merger"); and

                  WHEREAS, the transaction is expected to be structured as a tax-free reorganization for shares of Holder capital stock; and

                  WHEREAS, each Shareholder owns of record the number of shares of common stock, without par value, of the Company ("Common Stock") set forth opposite such Shareholder's name on Schedule A hereto (all of such shares being referred to herein, whether with respect to a particular Shareholder or collectively with respect to all Shareholders, and giving effect to Section 15 hereof, as the "Shares"); and

                  WHEREAS, the Shareholders desire to induce Holder to proceed with the Merger and enter into the Merger Agreement;

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, Holder's willingness to enter into the Merger Agreement and the sum of $100, and such other valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Grant of Option. Each of the Shareholders hereby grants to Holder an irrevocable and continuing option (the "Option") to purchase all of the Shares owned by him for a per share price equal to $11.88 (the "Purchase Price"); provided, however, if Holder, Newco and the Company consummate the Merger after the purchase of the Shares upon exercise of the Option and pursuant thereto Holder pays to the shareholders of the Company as Merger consideration a per share price greater than $11.88 per share (the "Holder Price"), on the Effective Date of the Merger Holder will pay each of the Shareholders an additional amount equal to the product of (x) the difference between the Holder Price and the Purchase Price multiplied by (y) the number of such Shareholder's Shares purchased upon exercise of the Option.

2. Exercise of Option. Holder may exercise the Option, in whole, at any time following the occurrence of a First Date for Exercise (as defined below). Upon any exercise of the Option, Holder shall deliver a written notice to each of the Shareholders and to U.S. Trust Company of California, as escrow agent (the "Escrow Agent") under the Escrow Agreement, dated as of the date hereof, among Holder, the Shareholders and the Escrow Agent (the "Escrow Agreement") of its intention to exercise the Option (the "Notice"), specifying a time, place and date for the closing (the "Closing"), which shall occur as soon as practicable, but not later than three (3) business days from the date of the Notice; provided, however, that (a) if any approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") or otherwise shall be required with respect to such exercise, then the Closing shall be the later of the date specified in the Notice or the next business day following the date on which such approvals shall have been obtained, and (b) if any Shareholder shall fail to perform his obligations hereunder, Holder may (i) exercise the Option only with respect to the Shares held by those Shareholders who have performed their respective obligations hereunder or (ii) withdraw the Notice and decline to exercise the Option with respect to the Shares without prejudice to its right to exercise the Option at any time thereafter during the term of this Agreement. As used herein, the "First Date for Exercise" shall mean the earliest to occur of any of the following events:

         (i) any person shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding Common Stock;


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         (ii)     the Company, without having  received Holder's prior written consent, shall (A) have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or shall have entered into or publicly announced an intention to enter into, an agreement with any person (other than Holder, Newco or any other subsidiary of Holder) to (1) effect a merger, consolidation, combination, reorganization, share exchange, joint venture involving an equity control event (as defined below) or similar transaction involving the Company or any subsidiary of the Company, (2) directly or indirectly sell, lease or otherwise transfer or dispose of, or agree to sell, lease or otherwise transfer or dispose of, assets of the Company or its subsidiaries representing 10% or more of the consolidated assets of the Company and its subsidiaries or (3) directly or indirectly issue, sell or otherwise transfer or dispose of or agree to issue, sell or otherwise transfer or dispose of (including, without limitation, by way of merger, consolidation, reorganization, share exchange, dividend, distribution or any similar transaction) securities representing 10% or more of the voting power of the Company (any of the foregoing an "Acquisition Transaction"), or (B) directly or indirectly have otherwise taken any action including, without limitation, responding to, or entering into discussions or negotiations, in respect of an Acquisition Transaction or an Acquisition Proposal (as defined in the Merger Agreement) made by any party other than Holder;

         (iii) any person or group (as such term is defined under the Exchange Act) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the then outstanding Common Stock (other than any person or group that, at the date hereof, beneficially owns or has the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock) (an "equity control event"); or

         (iv) any person other than Holder shall have made an Acquisition Proposal to the Company or its shareholders and such proposal shall have been publicly announced


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                  (the events described in the preceding clauses (i), (ii),
                  (iii) and (iv) are collectively and individually hereinafter referred to as an "Acquisition Event").

3. Payment and Delivery of Certificates. Concurrent with the execution of this Agreement, the Shareholders shall deliver to the Escrow Agent the certificates representing the Shares, duly endorsed in blank for transfer, or accompanied by duly executed stock powers in blank, in each case with signatures guaranteed by a national bank or trust company or a member firm of the New York Stock Exchange, Inc. At any Closing hereunder, the Escrow Agent shall promptly deliver to Holder the Shares with respect to which the Option has been exercised and, simultaneously with the proper surrender by Escrow Agent to Holder of the Shares to be purchased by Holder, Holder shall deliver to the Escrow Agent a wire transfer of immediately available funds equal to the aggregate Purchase Price.

4. Sharing of Gain. If (i) Holder exercises the Option and the Merger is not consummated, and (ii) within one year from the date Holder exercised the Option Holder sells all or substantially all of the Shares to another Person in connection with an Acquisition Event involving the Company and any party other than a wholly owned subsidiary of Holder at a price per share above $13.38 (the "Measuring Price"), Holder will pay each of the Shareholders an amount equal to fifty percent (50%) of the product of (x) the difference between the sales price per share paid to Holder for the shares of Common Stock of the Company sold by Holder in such Acquisition Event and the Measuring Price multiplied by
(y) the number of Shares sold by such Shareholder to Holder pursuant to the exercise of the Option.

5. Representations and Warranties of the Shareholders. Each Shareholder represents and warrants (such representations and warranties being deemed repeated at any Closing at which Shares of such Shareholder are purchased) that:

         5.1 Ownership of Shares. Such Shareholder is the record owner of the number of Shares listed opposite his name on Schedule A hereto; except as set forth on Schedule B hereto, such Shareholder does not own beneficially or of record any other capital stock of the Company; such Shares are validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof; and such Shares are owned by such Shareholder free and clear of any pledges, liens, security interests, adverse claims, assessments, options, equities, charges or encumbrances with respect to the ownership of or right to vote or dispose of such Shares.


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         5.2      Transfer of Title. The sale by such Shareholder of his Shares and the delivery by Escrow Agent of the certificates representing such Shares to Holder pursuant hereto will transfer to Holder good and valid title to such Shares free and clear of all pledges, liens, security interests, adverse claims, assessments, options, equities, charges and encumbrances whatsoever, and with no proxies or restrictions on the voting rights or other incident of record or beneficial ownership pertaining thereto (other than the proxy being granted pursuant to Section 7 of this Agreement).

         5.3 Authority; Due Execution; Enforceability. Such Shareholder has the full right, power, capacity and authority to enter into this Agreement; and this Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder enforceable against him in accordance with its terms.

         5.4 No Conflicts. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, with or without giving of notice or the passage of time, (a) violate any judgment, award, decree, injunction or order of any court, arbitrator or governmental agency applicable to such Shareholder or such Shareholder's property or assets or any federal or state law, statute or regulation, or (b) conflict with, result in the breach of any provision of or constitute a violation of or default under any agreement or instrument to which such Shareholder is a party or by which such Shareholder or such Shareholder's property or assets may be bound.

6. Covenants of the Shareholders. Each Shareholder hereby covenants and agrees that:

          6.1 Bring-Down of Representations. During the term hereof such Shareholder will not enter into any transaction, take any action or by inaction permit any event to occur that would result in any of the representations or warranties of such Shareholder herein contained not being true and correct at and as of (a) the time immediately after the occurrence of such transaction, action or event or (b) the date of any Closing of the purchase of Shares. Without limiting the generality of the foregoing, each Shareholder covenants and agrees that such Shareholder will not sell, transfer, pledge, assign or otherwise convey or dispose of, or enter into any contract, option, agreement or other arrangement or understanding with respect to the sale, transfer, pledge, assignment, conveyance or other disposition of, any Shares, other than to or in favor of Holder or Holder's assignee, or in connection with the Merger or an Acquisition Transaction between the Company and Holder, Newco or another subsidiary of Holder (a "Holder Acquisition Transaction").


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         6.2      Surrender of Shares. Concurrent with the execution of this
Agreement, each Shareholder will execute an Escrow Agreement authorizing the Escrow Agent to take the actions contemplated by this Agreement on behalf of the Shareholders and will surrender the certificates representing his Shares to the Escrow Agent to be held pursuant to the Escrow Agreement. Each Shareholder agrees that the Company may instruct the transfer agent for the Common Stock to place a stop transfer order against any attempt to transfer the Shares except in accordance with the Escrow Agreement and this Agreement.

7.       Irrevocable Proxy and Release; Agreement to Vote Shares.

         (a) Each Shareholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Shares and hereby irrevocably appoints Holder, during the term of this Agreement, as proxy for such Shareholder to vote (or refrain from voting) in any manner as Holder, in its sole discretion, may see fit, all of the Shares of such Shareholder for such Shareholder and in such Shareholder's name, place and stead, at any annual, special or other meeting or action of the shareholders of the Company or at any adjournment thereof or pursuant to any consent of shareholders of the Company in lieu of a meeting or otherwise, with respect to any issue brought before shareholders of the Company. The parties acknowledge and agree that, except as specifically provided for in Section 7(c) hereof, neither Holder, nor Holder's successors, assigns, subsidiaries, divisions, employees, officers, directors, shareholders, agents and affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including reasonable attorney's fees) and compensation of any kind or nature whatsoever to any Shareholder in connection with, as a result of or otherwise relating to any vote (or refrain from voting) by Holder of the Shares subject to the irrevocable proxy hereby granted to Holder at any annual, special or other meeting or action or the execution of any consent of the shareholders of the Company. If the issue on which Holder is voting pursuant to the irrevocable proxy is the proposal to approve the Merger and the Merger Agreement, Holder shall vote for such proposal or give its consent, as applicable.

         (b) Notwithstanding the foregoing grant to Holder of the irrevocable proxy, in the event Holder elects not to exercise its rights to vote the Shares pursuant to the irrevocable proxy, upon the request of Holder each Shareholder agrees to vote all of his Shares during the term of this Agreement


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(i) if the issue on which the Shareholder is requested to vote is a proposal to approve the Merger and the Merger Agreement, each Shareholder agrees to vote in favor of or give its consent to, as applicable, the Merger and the Merger Agreement or (ii) otherwise in the manner directed by Holder at any annual, special or other meeting or action of shareholders of the Company in lieu of a meeting or otherwise with respect to any issue brought before the shareholders of the Company.
         (c) If Holder (i) exercises its right to vote the Shares pursuant to the irrevocable proxy as provided in Section 7(a) other than with respect to the approval of the Merger, or (ii) instructs a Shareholder how to vote pursuant to Section 7(b)(ii), other than with respect to the approval of the Merger, and such Shareholder votes his Shares in accordance with such instruction, Holder agrees to indemnify and hold harmless such Shareholder from any and all claims, liabilities, losses, demands, causes of action, expenses (including reasonable attorneys' fees) that arise from or occur by reason of such actions.

8. Survival. All rights and authority granted herein by each Shareholder shall survive the death or incapacity of such Shareholder. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective spouses, heirs, personal representatives, successors and assigns. Holder may, without the consent of any of the Shareholders, assign its rights hereunder to any wholly owned subsidiary of Holder, but otherwise the consent of each Shareholder shall be required to assign the rights of Holder hereunder.


9. Further Assurances. Each Shareholder shall cooperate with Holder and execute and deliver any additional documents necessary or desirable, in the opinion of Holder or its counsel, to (i) obtain any third party approvals necessary or advisable to consummation of the exercise of the Option, including, without limitation, approvals under the HSR Act, if applicable, (ii) complete the sale and transfer of the Shares with respect to which the Option is exercised and the vesting of title to such Shares in Holder and (iii) evidence the irrevocable proxy granted herein with respect to the Shares.

10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, postage prepaid, addressed to the respective party at the following addresses:


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

      To Holder:             American Express Company
                             American Express Tower
                             World Financial Center
                             New York, New York 10285-4900
                             Attn: Carol V. Schwartz, Esq.

      with a copy to:        King & Spalding
                             191 Peachtree Street
                             Atlanta, Georgia 30303-1763
                             Attn: Bruce N. Hawthorne, Esq.

      To each Shareholder:   At the address set forth opposite the Shareholder's
                             name on Schedule A.

11. Termination. Except as provided in the following sentence, this Agreement and the Option, other than the provisions of Section 7(c) and as provided in Section 14 below, shall terminate on the earlier of: (i) the delivery by Holder to the Shareholders of written notice of Holder's determination to terminate this Agreement and (ii) the termination of the Merger Agreement in accordance with the terms thereof (the "Termination Date"). Notwithstanding anything to the contrary in this Agreement or any other agreement, if during the term of this Agreement an Acquisition Event shall occur or if the Merger Agreement shall have been terminated by the Company in accordance with Section 7.1(b)(v) of the Merger Agreement (the date of the earlier of the occurrence or termination being the "Trigger Date"), this Agreement and the Option shall remain in full force and effect and the Termination Date of this Agreement shall automatically extend to the date which occurs 12 months from the Trigger Date.

12. Remedies. The Shareholders each acknowledge that Holder will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the several Shareholders which are contained in this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available to Holder upon the breach by any of the


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

Shareholders of such covenants and agreements, Holder shall have the right to obtain injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements.

13. Commissions. Each of the parties hereto represents and warrants that there are no agreements or claims for brokerage commissions or finders' fees in connection with the transactions contemplated by this Agreement, and the Shareholders and Holder will respectively pay or discharge and will indemnify each other for brokerage commissions or finders' fees incurred by reason of any action taken by such indemnifying party.

14. Survival of Representations. Notwithstanding any provision of this Agreement to the contrary, all representations and warranties made by the Shareholders in this Agreement and the covenants of the Shareholders set forth in Sections 20 and 21 below shall survive (i) any exercise of the Option by Holder, (ii) any vote by Holder of the Shares pursuant to the irrevocable proxy or (iii) any vote by any Shareholder in accordance with Section 7(b).

15. Changes in Capitalization. For all purposes of this Agreement, the Shares shall include any securities for cash or other property issued or exchanged with respect to such Shares upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, dividend in cash or stock or other property, split-up or combination of the securities of the Company, or any other change in its capital structure and shall also include all Shares of Common Stock issued to any Shareholder after the date hereof pursuant to the exercise by any Shareholder of stock options.

16. Compliance with Securities Laws. The parties agree that any transfer of the Shares effected hereunder shall be effected so as to comply with all applicable federal and state securities laws.


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17.      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws principles thereof.

18. Counterparts. This Agreement may be executed in one or more counterparts, all of which together shall constitute a single agreement.

19. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any current or future law, and if the rights or obligations of the parties under this Agreement would not be materially and adversely affected thereby, such provision shall be fully separable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. In lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible, and the parties hereto request the court or any arbitrator to whom disputes relating to this Agreement are submitted to reform the otherwise illegal, invalid or unenforceable provision in accordance with this Section 19.

20. Waiver of Rights Under Shareholders' Agreement. Each Shareholder hereby waives any and all rights of purchase, first refusal or similar rights or prohibitions or restrictions on transfers of the Shares that he, his spouse or his estate may have with respect to the Shares of any other Shareholder under that certain Shareholders' Agreement, dated May 1, 1995, among Gerry Ricco, Larry Hartmann and Brian Seigel (the "Shareholders' Agreement) with respect to the transactions contemplated by this Agreement and the Merger Agreement including, without limitation, the rights


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

and restrictions set forth in Section 1.1, 1.2, 2.1, 2.2, 3.1 and 3.2 of the Shareholders' Agreement. Each Shareholder acknowledges that concurrently herewith he is delivering to Holder a spousal consent duly signed by his spouse acknowledging, agreeing and consenting to the transactions contemplated by this Agreement and the Merger Agreement.

21.      Agreements to Notify.
         (a) Each Shareholder and Holder agree to notify promptly the Escrow Agent of the termination of this Agreement and agree to deliver to the Escrow Agent any written instructions that may reasonably be requested by the Escrow Agent relating to the release of the Shares upon the termination of this Agreement.

         (b) Each Shareholder agrees to notify Holder promptly, and in any event, without limiting the foregoing undertaking, prior to any exercise of the Option by Holder, of any commencement or threatened commencement known to such Shareholder by any person, entity or governmental authority or agency of any suit, action or legal proceedings with respect to the Option.


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                  IN WITNESS WHEREOF, each of the parties hereto has caused
this Agreement to be signed as of the date first above written.

                                        SHAREHOLDERS:

                                        /s/ Gerry J. Ricco
                                        ----------------------------------------
                                        Gerry J. Ricco

                                        /s/ Larry Hartmann
                                        ----------------------------------------
                                        Larry Hartmann

                                        /s/ Brian Seigel
                                        ----------------------------------------
                                        Brian Seigel



                                        HOLDER:

                                        AMERICAN EXPRESS COMPANY


                                        By: /s/ Steve Alesio
                                           -------------------------------------
                                        Title: Authorized Signatory
                                              ----------------------------------


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                                   Schedule A

      Name of                               Number of                  Address for
    Shareholder                      Shares Owned of Record            Notice Purposes
    -----------                      ----------------------            ---------------

Gerry J. Ricco                               734,666                   45 Fortuna
                                                                       Irvine, California  92720

Larry Hartmann                               734,667                   507 Old Post Road
                                                                       Wyckoff, New Jersey  07481

Brian Seigel                                 734,667                   19691 Vista del Valle
                                                                       Santa Ana, California  92705

                                   Schedule B

                                                    Stock Options                            401(K) Plan
                                                    -------------                            -----------

Gerry J. Ricco                                          40,000                                1,336.7659
Larry Hartmann                                          40,000                                1,201.7736
Brian Seigel                                            40,000                                1,308.6629